Exhibit 99.2

Press Release for New Senior Credit Facility

On March 13, 2017, Alaska Communications Systems Holdings, Inc., as Borrower, Alaska Communications Systems Group, Inc., as Parent (collectively “Alaska Communications”) and subsidiaries of Alaska Communications, as guarantors, and ING Capital LLC, as administrative agent, entered into a new senior credit facility, which provides for term loans including a $120 million tranche maturing in 2022 with an interest rate of LIBOR plus 5% and a $60 million tranche maturing in 2023 with an interest rate of LIBOR plus 7%, in addition to a $15 million revolving credit facility with an interest rate of LIBOR plus 5% (collectively, the “2017 Senior Credit Facility”).

Upon the satisfaction of certain standard conditions, on or before March 28, 2017, the 2017 Senior Credit Facility will be funded and Alaska Communications will […]set aside an amount equal to the $94 million outstanding principal balance of its 6.25% Convertible Notes due May 1, 2018 and to pay fees and expenses related to the transaction. Alaska Communications expects to launch a tender offer to repurchase the convertible notes.

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“We are pleased to announce we have closed an agreement extending our senior debt maturities to 2022 and 2023, and, subject to certain limitations, providing for the repurchase of the convertible notes[…],” Alaska Communications SVP of Finance Laurie Butcher said.